KPMG
Suite 3500 One Shell Square
New Orleans, LA 70139-3599

                                                  Exhibit 16.1


December 3, 1999


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Petroleum Helicopters, Inc. and, under the date of June 11, 1999, we reported on the consolidated financial statements of Petroleum Helicopters, Inc. and subsidiaries as of April 30, 1999 and 1998 and for the years then ended. On November 23, 1999, our appointment as principal accountants was terminated. We have read Petroleum Helicopters, Inc.'s statements included under Item 4 of its Form 8-K dated December 1, 1999 and agree with the statements in the first three paragraphs of this Item 4, and are in no position to agree or disagree with the final paragraph of this Item 4.

Very truly yours,

/s/ KPMG LLP